Exhibit 99.1

SPROTT ANNOUNCES DATE FOR 2022 FIRST QUARTER RESULTS CONFERENCE CALL

TORONTO, ON – February 22, 2022 – Sprott Inc. (NYSE:SII) (TSX:SII) (“Sprott”) will host a conference call on Friday, May 6, 2022 at 10:00 a.m. ET to discuss its 2022 first quarter results. The Company plans to release its financial results at 7:00 a.m. ET the same day.

Conference Call Details

To participate in the call, please dial (855) 458-4215 ten minutes prior to the scheduled start of the call and provide conference ID 54907466. A taped replay of the conference call will be available until Friday, May 13, 2022 by calling (855) 859-2056, reference number 54907466. The conference call will be webcast live at www.sprott.com and https://edge.media-server.com/mmc/p/g8fqgbqt

About Sprott

Sprott is a global leader in precious metal and real asset investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities, Private Strategies and Brokerage. Sprott has offices in Toronto, New York and London and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information: (416) 943-4394 or ir@sprott.com.